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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
Under
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

WHEATON RIVER MINERALS LTD.
(Name of subject company)

WHEATON RIVER MINERALS LTD.
(Name of person filing statement)

COMMON SHARES
(Title of class of securities)

962902102
(CUSIP Number of class of securities)

Peter Barnes
Executive Vice-President and Chief Financial Officer
Suite 1560, 200 Burrard Street
Vancouver, British Columbia V6C 3L6
Canada
(604) 696-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy to:

Gerald D. Shepherd
Davies Ward Phillips & Vineberg LLP
625 Madison Ave., 12th Floor
New York, New York 10022
(212) 588-5500

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

The purpose of this Amendment No. 2 (this "Amendment") is to amend and supplement the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Wheaton River Minerals Ltd., an Ontario corporation ("Wheaton"), with the Securities and Exchange Commission ("SEC") on December 29, 2004, as amended (as so amended, the "Schedule 14D-9"), in respect of the Goldcorp Offer (as defined in the Schedule 14D-9). This Amendment No. 2 is being filed to amend the information provided in Items 2, 3, 4, 5 and 9 of the Schedule 14D-9.

Item 2.    Identity and Background of Filing Person

Item 2 of the Schedule 14D-9 is hereby amended by inserting the following language at the end of the third paragraph thereof:

          "On January 20, 2005, Wheaton and Goldcorp entered into an Acknowledgment and Agreement (the "Acknowledgement and Agreement") providing for, among other things, the extension of the Expiry Time of the Goldcorp Offer and the postponement of the Goldcorp special shareholders' meeting, as more fully described herein. As used herein, the term "Acquisition Agreement" shall mean the Acquisition Agreement, as amended pursuant to the Acknowledgement and Agreement, and as it may be further amended from time to time."

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

The information set forth under the caption "Agreements with Goldcorp — Acquisition Agreement" in the Wheaton Directors' Circular dated December 29, 2004, included as Exhibit (a)(1) to the Schedule 14D-9 (the "Directors' Circular"), is hereby amended by inserting the following language after the first paragraph thereof:

          "On January 20, 2005, Wheaton and Goldcorp entered into an Acknowledgement and Agreement (the "Acknowledgement and Agreement") containing certain acknowledgements of the parties with respect to the transactions contemplated thereby. As used herein, the term "Acquisition Agreement" means the Acquisition Agreement, as amended by the Acknowledgement and Agreement and as it may be further amended from time to time. Pursuant to the Acknowledgement and Agreement, Wheaton acknowledged that Goldcorp would adjourn or postpone the Goldcorp special shareholders meeting originally scheduled to be held on January 31, 2005 to February 10, 2005, and the parties agreed that the Expiry Time for the Goldcorp Offer would be extended to 5:00 p.m. (Vancouver time) on February 14, 2005. A copy of the Acknowledgment and Agreement can be obtained on www.sedar.com. Copies of the Acquisition Agreement and the Acknowledgement and Agreement may also be obtained on the website of the U.S. Securities and Exchange Commission at www.sec.gov."

The information set forth under the caption "Agreements with Goldcorp — Acquisition Agreement — Amendment and Waiver" in the Directors' Circular is hereby amended by inserting the following sentence at the end thereof:

          "Pursuant to the Acknowledgement and Agreement, the Expiry Time has been extended to 5:00 p.m. (Vancouver time) on February 14, 2005."

The information set forth under the caption "Agreements with Goldcorp — Acquisition Agreement — Goldcorp Shareholder Meeting" in the Directors' Circular is hereby by adding the following language at the end thereof:

          "However, in accordance with the Acknowledgement and Agreement, Goldcorp is required to convene such special meeting of its shareholders by February 14, 2005."

The information set forth under the caption "Agreements with Goldcorp — Acquisition Agreement — Proceeding with a Superior Proposal" in the Directors' Circular is hereby by adding the following language at the end thereof:

          "On January 21, 2005, Goldcorp announced that its Board of Directors had recommended that its shareholders not tender their Goldcorp Shares to the offer for Goldcorp Shares made by Glamis Gold Ltd. made pursuant to a takeover bid circular of Glamis Gold Ltd. dated January 7, 2005."

Item 4.    The Solicitation or Recommendation

The information set forth under the caption "Recommendation of the Board of Directors" in the Directors' Circular is hereby amended by inserting the following paragraph at the end thereof:

          "On January 24, 2005, Wheaton issued a press release confirming the Board of Directors' recommendation that the Wheaton Shareholders ACCEPT the Goldcorp Offer and TENDER their Wheaton Shares to the Goldcorp Offer."

Item 5.    Persons/Assets Retained, Employed, Compensated or Used

The information set forth under the caption "Financial Advisors" in the Directors' Circular is hereby amended by inserting the following paragraph after the last paragraph thereof:

        "BMO Nesbitt Burns

          Pursuant to an engagement agreement dated January 21, 2005 (the "BMO Nesbitt Burns Engagement Agreement"), Wheaton engaged BMO Nesbitt Burns Inc. ("BMO Nesbitt Burns") to act as financial advisor to Wheaton in connection with the Goldcorp Offer, any other merger, amalgamation, plan of arrangement or other business combination transactions involving Wheaton and Goldcorp or their respective affiliates (a "Goldcorp Transaction"), or any Alternative Transaction (as defined in the Goldcorp Offer). The terms of the BMO Nesbitt Burns Engagement Agreement provide that BMO Nesbitt Burns is to be paid US$1 million in cash upon execution of the BMO Nesbitt Burns Engagement Agreement and an additional amount of US$2.5 million in cash if (i) during the term of the BMO Nesbitt Burns Engagement Agreement or within 12 months of the termination of the BMO Nesbitt Burns Engagement Letter a Goldcorp Transaction is completed, or (ii) an Alternative Transaction with respect to Wheaton that is publicly announced prior to the termination or withdrawal of the Goldcorp Offer is completed on or prior to September 30, 2005. Wheaton has also agreed to indemnify BMO Nesbitt Burns and its affiliates, and each of their respective directors, officers, employees and agents, from any and all expenses, losses, damages, and liabilities arising in connection with the engagement of BMO Nesbitt Burns pursuant to BMO Nesbitt Burns Engagement Letter.

          Wheaton has been advised by BMO Nesbitt Burns that neither BMO Nesbitt Burns, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of Wheaton, Goldcorp or any of their respective associates or affiliates. BMO Nesbitt Burns and its affiliates, have in the past performed and may, in the future, in the ordinary course of their business, perform financial advisory or investment banking services for Wheaton, Goldcorp or any of their respective associates or affiliates, for which services they have received, and would expect to receive, customary compensation.

Item 9.    Exhibits

This Amendment adds the following Exhibits:

Exhibit No.	Description
(a)(6)	Press release issued by Wheaton on January 24, 2005, incorporated herein by reference to the Form 6-K furnished by Wheaton to the SEC on January 24, 2005.
(e)(8)	Acknowledgment and Agreement dated January 20, 2005, by and between Wheaton and Goldcorp.*

*
Filed herewith

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

WHEATON RIVER MINERALS LTD.
	By:	/s/ PETER BARNES Name: Peter Barnes Title: Chief Financial Officer
Dated: January 24, 2005

EXHIBIT INDEX

Exhibit No.	Description
(a)(6)	Press release issued by Wheaton on January 24, 2005, incorporated herein by reference to the From 6-K furnished by Wheaton to the SEC on January 24, 2005.
(e)(8)	Acknowledgment and Agreement dated January 20, 2005, by and between Wheaton and Goldcorp.*

*
Filed herewith

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Explanatory Note
SIGNATURE
EXHIBIT INDEX